Exhibit 21.1
Subsidiaries of Cardtronics, Inc.

Entity	Jurisdiction of Organization

Cardtronics GP, Inc.	Delaware

Cardtronics LP, Inc.	Delaware

Cardtronics LP	Delaware

Cardtronics Holdings, LLC	Delaware

Cardtronics Limited	United Kingdom

Bank Machine (Acquisitions) Limited	United Kingdom

Bank Machine Limited	United Kingdom

ATM National, LLC	Delaware

ATM Ventures, LLC	Oregon